24 April 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received today a notification dated 20 April 2006, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of Deutsche Bank AG and certain of its subsidiary companies in the ordinary shares of Reed Elsevier PLC is 45,385,830 shares, representing 3.57% of the Company’s current issued share capital.